Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 东 方 教 育 科 技（ 集 团 ）有 限 公 司 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

DATE OF BOARD MEETING

Date of Board Meeting

The board (the “Board”) of directors (the “Directors”) of New Oriental Education & Technology Group Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, April 18, 2023 for the purposes of, among other matters, approving the unaudited results of the Company for the three months ended February 28, 2023 (the “Results”) and its publication.

We will announce our Results before U.S. market opens on Wednesday, April 19, 2023 (New York time) on the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The earnings teleconference call will take place at 8 p.m. on Wednesday, April 19, 2023 (Hong Kong time). The Company’s management will be on the call to discuss the Results and answer questions.

Participants can join the conference using the below options:

Dialling-in to the conference call:

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BIc19a4ce7fc9f482bb4e3179d7e2fbdee. It will automatically direct you to the registration page of “New Oriental FY2023 Q3 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/pvkpyhab first. The replay will be available until April 19, 2024.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, April 3, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only

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